April 14, 2010

Mr. Kevin Dougherty
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-4628

RE:  Frontier Oil Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Filed February 25, 2010
        Definitive Proxy Statement filed March 22, 2010
        File No. 001-7627

Dear Mr. Dougherty

We have received your comments in review of Frontier Oil Corporation’s 2009 Annual Report on Form 10-K and 2010 Definitive Proxy Statement on Schedule 14A.  The following responses from the Company relate to the comments set forth in your letter dated March 31, 2010.

SEC Comments on Form 10-K for the Fiscal Year Ended December 31, 2009

Item IA. Risk Factors

Our risk management activities may generate substantial losses and limit potential gains

1.
We note your disclosure that you incurred pre-tax hedging losses on commodity contracts of $11.7 million.  This contrasts with a gain of $146.4 million in 2008, and a loss of $86 million in 2007.  Neither your disclosure in this risk factor nor your disclosure under Item 7A appears to explain how these commodity contracts can generate substantial losses and limit potential gains, or why these dramatic fluctuations can occur from one year to the next.  Please expand your disclosure to more clearly explain how your hedging transactions impact your financial results.  In this regard, you appear to have previously expanded disclosure to address this point in your response to comment 4 from our letter dated July 31, 2008, but subsequently scaled back your disclosure to leave this point less clear in your present filings.

Company response

In response to this comment, we propose to include the following risk factor in our Form 10-Q for the quarterly period ended March 31, 2010 (revised from the risk factor included in our 2009 Form 10-K) and will include a similar risk factor in future Form 10-K filings beginning with the Form 10-K for the fiscal year ended December 31, 2010.

Our inventory risk management activities relating to hedging may generate substantial gains and losses.

In order to manage our price exposure on certain of our inventories, we from time to time enter into derivative contracts to make forward sales or purchases of crude oil and refined products.  We may also use options or swaps to accomplish similar objectives.  Our inventory risk management strategy is to hedge price risk on inventory positions in excess of our base level of operating inventories in order to minimize the impact of crude oil price fluctuations on our cash flows.  This strategy generally produces losses when hedged crude oil or refined products increase in value and gains when hedged crude oil or refined products decrease in value.  Consequently, our inventory hedging results may fluctuate significantly from one reporting period to the next depending on commodity price fluctuations.  For example, during the year ended December 31, 2009, we incurred pre-tax hedging losses of $11.7 million, compared to $146.5 million in pre-tax hedging gains in 2008, and $86.0 million in pre-tax hedging losses in 2007, recorded in “Other revenues” in the Consolidated Statements of Operations.  See “Quantitative and Qualitative Disclosures about Market Risk” in Part I, Item 3.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

2.
Please expand your disclosure to address your material opportunities, challenges, and risks that your executives are most focused on in both the short and long term, as well as the specific actions they are taking to address these opportunities, challenges and risks.  For instance, we note your disclosure that there is excess refining capacity existing in the U.S and worldwide that is likely to persist in the near term, which appears to be putting pressure on your margin opportunities.  You further disclose that your Cheyenne Refinery is more drastically impacted by these conditions, and so you are taking steps to improve profitability, including a combination of cost reductions and projects aimed at energy efficiency, yield improvements and crude type flexibility.  However, you have not thereafter disclosed what, if any, projects were completed this year towards this goal, nor what you anticipate completing in the coming year to improve your margins.  In this regard, for example, we note that in your earnings conference call for the fourth quarter of fiscal 2009, your chief executive officer and VP of refining operations discussed that:

●	You cut about $10 million from your annual operating costs in Cheyenne as a result of labor reductions and costs initiatives; and
●	You improved yield optimization, with Cheyenne running a lighter crude slate in 2009, enabling you to obtain a 9% increase, or 2300 bpd more of gasoline and diesel, while overall processing 2100 bpd less of crude oil.

For more information, see Section III.A of SEC Release 33-8350.

Company response

We believe our principal operating opportunity and challenge is improving our Cheyenne Refinery’s profitability due to the recent poor refined product and crude oil differential market conditions.  In the MD&A overview of our 2009 Form 10-K, we stated that actions were being taken to improve the profitability at our Cheyenne Refinery.  This undertaking began in the 4th quarter of 2009, with limited progress having been completed during the quarter.  As previously stated in the overview, the initiative includes reductions in operating expenses, energy efficiency and yield improvements.  The goal of the initiative is to improve the Cheyenne Refinery profitability by an expected $3 to $4 per barrel over the course of two years.  It should be noted that the accomplishment of the initiative does not guarantee future profitability of the Cheyenne Refinery.  Imbedded in our MD&A discussions were the benefits achieved by year-end towards the initiative:  the yield improvements of reducing our heavy crude oil utilization rate at the Cheyenne Refinery were discussed in our specific variances under raw material, freight and other costs; operating expense reductions were discussed in the refinery operating expense section; and we discussed the LPG recovery project, a significant future capital project that will contribute to the goal.

In order to more cohesively explain the challenge we are experiencing with respect to the Cheyenne Refinery and how we are addressing that challenge, we propose to update the MD&A overview in our Form 10-Q filing for the quarterly period ended March 31, 2010 to include disclosure similar to the following:

The poor refined product market conditions during the last two years have resulted in excess refining capacity in the U.S. and worldwide.  This over-capacity is likely to continue until demand for refined products increases or capacity is reduced.  Our Cheyenne Refinery is impacted more significantly by these market conditions because of its sensitivity to crude oil differentials.  In late 2009, we began to take actions to improve the profitability at our Cheyenne Refinery.  Our objective is to improve profitability at our Cheyenne Refinery by $3 to $4 per barrel over the next two years.  These actions include a combination of operating cost reductions and projects aimed at energy efficiency, yield improvements and enhancing the types of crude oil that can be processed at the Refinery.  In the first quarter of 2010, we continued to process a higher percent of light crude oils and generally reduced controllable refinery operating expenses. We are proceeding with a liquefied petroleum gas (LPG) recovery capital project that will recover significant quantities of saleable propane and butane and other LPGs, which is also necessary to accomplish a portion of these goals.  Generally, we believe that we are on course to meet our objective; however, future profitability of the Cheyenne Refinery cannot be guaranteed and is somewhat dependent on factors outside our control, including the price of crude oil.  We are unable to project when industry conditions will improve or what additional steps we may take in response to these difficult refining conditions.  We will continue to evaluate the need to impair any of our assets should market conditions deteriorate further.

Item 7A.  Quantitative an Qualitative Disclosure About Market Risk

3.
You disclose that you enter into commodity derivative contracts for various purposes, and that these contracts may take the form of futures contracts, forwards contracts, collars or price or interest rate swaps, or foreign exchange contracts.  You further disclose your belief that there is minimal credit risk with respect to your counterparties.  Please tell us how you assess the credit standing of your counterparties in order to reach this conclusion, and how often you update this assessment to reflect changing market conditions.

Company response

Our counterparty credit risk is limited to our New York Mercantile Exchange (NYMEX) commodity accounts for our NYMEX-based contracts and over-the-counter (OTC) derivative contracts executed by BNP Paribas.  We believe that we have minimal credit exposure on NYMEX-based trades because of the strict margin requirements imposed by the NYMEX and the significant capital available to the NYMEX in the event of a default.  Furthermore, we believe that we have minimal credit risk on our OTC transactions, as BNP Paribas is an investment grade company with a AA rating from Standard and Poor’s (S&P) and a AA1 rating from Moody’s.  We rely on the S&P and Moody’s investment grade rating of BNP Paribas, and we do not anticipate that changes in market conditions will cause us additional counterparty credit risk relating to our derivative contracts.

4.
You disclose entering into two interest rate swaps in October 2009, each with a notional value of $75 million, in order to convert portions of your fixed interest rate on the 6.625% senior notes into a variable rate in order to take advantage of current market conditions.  In note 14 to the notes to your consolidated financial statements, you disclose that interest on each swap is computed using 30-day LIBOR plus a spread of 5.34% and 5.335%, and that the maturity of both swaps is October 1, 2011, corresponding to the maturity of the 6.625% senior notes.  As these fixed-to-floating rates swaps expose portions of your long-term debt to cash flow risk from changes in interest rates, please provide quantitative information about this market risk.  See Item 305 of Regulation S-K, and the appendix to that item for suggested formats for disclosure for sensitivity to interest rate swaps.

Company response

We have provided quantitative information about the market risk of the two interest rate swaps in Footnote 14 - Price and Interest Risk Management Activities in our 2009 financial statements.  We disclose the notional amount (two swaps, $75 million each), the interest rate received (6.625%), interest rate paid (30 day LIBOR plus a spread of 5.34% and 5.335%) and the maturity date (October 1, 2011).  We did not disclose the fair value of the derivative swap, as the fair value based on the change in 30 day LIBOR forward curve was only $2,000 and not material.  For our Form 10-Q filing for the quarterly period ended March 31, 2010, we propose to include the foregoing information in tabular format in Part I, Item 3.

Definitive Proxy Statement

Director Qualifications and Nominations

5.
In future filings, please disclose for all nominees and directors, even those not up for re-election in a particular year, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director at the time that the disclosure is made, in light of your business and structure.

Company response

We provided disclosure about the qualifications for the three directors not standing for re-election separately at the end of each of their biographies under the heading “Proposal 1:  Election of Directors—Other Directors”.  Under similar circumstances in future filings, we will include such information with the other directors standing for re-election.

6.
We note your disclosure that diversity is considered by the committee and the board in selecting candidates for recommendation to your shareholders.  Please also tell us and disclose in future filings how the committee (or the board) assesses the effectiveness of your policy of seeking a diverse group of candidates.  See Item 407(c)(2)(vi) of Regulation S-K.

Company response

Although our Nominating & Corporate Governance Committee charter states that diversity is a consideration for director nominees, we do not have an official diversity policy of which the effectiveness can be assessed.  Nonetheless, we propose to include the following disclosure in future filings to reflect the assessment that is performed:  “Each year our Board of Directors and each committee participates in a self-assessment or self-evaluation of the effectiveness of the Board and its committees as a group.  These evaluations assess the diversity of talents, expertise and occupational and personal backgrounds of the directors.”

Certain Relationships and Related Transactions

7.
We note your disclosure that although you do not have a formal written policy, the Nominating and Corporate Governance Committee and the Audit Committee generally review and approve all related party transactions.   Please disclose the standards that these committees apply in evaluating such related party transactions.  See Item 404(b)(1)(ii) of Regulation S-K.

Company response

In response to this comment, we propose to include the following disclosure in future filings regarding the standards that the committees apply in evaluating related party transactions:  “In evaluating related party transactions, the committees consider whether the applicable transactions are being negotiated on an arms’ length basis,  whether the terms of the transaction are fair and reasonable to the Company, and whether the terms of the transaction with the related person are no less favorable to the Company than could reasonably be negotiated with a non-related third party.”

Frontier Oil Corporation understands and acknowledges that:

1.	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review of our responses; we look forward to discussing these with you.  The undersigned may be contacted at 713-688-0633 or alternatively you may call Doug Aron, EVP and CFO, at 713-688-5628.

Sincerely,

/s/ Michael C. Jennings
Michael C. Jennings
President and CEO